Exhibit 99.1

Linkage Global Inc
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: LGCB)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

NOTICE IS HEREBY GIVEN THAT  an extraordinary general meeting of holders of Class A ordinary shares of par value US$0.00025 each of Linkage Global Inc (the “Class A Ordinary Shares”), a Cayman Islands exempted company with limited liability (the “Company”), will be held on January 27, 2025, at 9 a.m., Eastern Time (the “Class A EGM”), at 25th Floor, Building A, Sea Lion Intelligent Center, No. 11 Keji East Road, High Tech Zone, Fuzhou City, Fujian Province, People’s Republic of China, for the purpose of shareholders considering and if thought fit passing the following resolutions:

1.	It is resolved, as a Special Resolution in accordance with Article 2.8 of the Company’s amended and restated articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.00025 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.00025 each are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share they hold is approved (the “Class B Variation”).

2.	It is resolved, as an Ordinary Resolution, to adjourn the Class A EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of all shareholders of the Company scheduled to be held on or about the date of the Class A EGM (the “Class A EGM Adjournment”).

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on January 8, 2025 as the record date (the “Record Date”) for determining the holders of Class A Ordinary Shares (the “Class A shareholders”) entitled to receive notice of and to vote at the Class A EGM or any adjournment thereof. Only Class A shareholders of the Company on the Record Date are entitled to receive notice of and to vote at the Class A EGM or any adjournment thereof.

A Class A shareholder who is entitled to attend and vote at the Class A EGM is entitled to appoint one or more proxies to attend and vote instead of that shareholder. Such proxyholder need not be a member.

Class A shareholders may obtain a copy of the proxy materials from the Company’s website at https://www.linkagecc.com/financial_reports or by submitting a request to ir@linkagecc.com. This notice of the Class A EGM, the accompanying proxy statement, and the proxy card will be sent or made available to shareholders on or about January 10, 2025.

By Order of the Board of Directors,

/s/ Zhihua Wu
Zhihua Wu Chairman of the Board of Directors January 10, 2025.

Linkage Global Inc

EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

January 27, 2025
9 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Linkage Global Inc (the “Company”) is soliciting proxies for the extraordinary general meeting of holders of Class A ordinary shares of par value US$0.00025 each of the Company (the “Class A Ordinary Shares”) to be held on January 27, 2025, at 9 a.m., Eastern Time (the “Class A EGM”), at 25th Floor, Building A, Sea Lion Intelligent Center, No. 11 Keji East Road, High Tech Zone, Fuzhou City, Fujian Province, People’s Republic of China, or any adjournment thereof.

Only holders of Class A Ordinary Shares (the “Class A shareholders”) of record at the close of business on January 8, 2025 (the “Record Date”) are entitled to attend and vote at the Class A EGM or at any adjournment thereof. One or more Class A shareholders present in person or by proxy or (in the case of a Class A shareholder being a corporate entity) by its duly authorized representative that represent not less than one-third of the outstanding Class A Ordinary Shares carrying the right to vote at the Class A EGM shall form a quorum.

Any Class A shareholder entitled to attend and vote at the Class A EGM is entitled to appoint one or more proxies to attend and vote on such shareholder’s behalf. A proxy need not be a Class A shareholder of the Company. Each Class A shareholder shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Class A EGM, resolutions will be proposed as follows:

1.	It is resolved, as a Special Resolution in accordance with Article 2.8 of the Company’s amended and restated articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.00025 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.00025 each are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share they hold is approved (the “Class B Variation”).

2.	It is resolved, as an Ordinary Resolution, to adjourn the Class A EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of all shareholders of the Company scheduled to be held on or about the date of the Class A EGM (the “Class A EGM Adjournment”).

The Board of Directors unanimously recommends a vote “FOR” each of the Proposals No. 1 and Proposals No. 2.

VOTING PROCEDURE FOR HOLDERS OF CLASS A ORDINARY SHARES

Class A shareholders entitled to vote at the Class A EGM may do so either in person or by proxy. Those Class A shareholders who are unable to attend the Class A EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate, you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the Class A EGM. A body corporate wishing to act by a duly authorized representative must identify that person to the Company by notice in writing delivered to the Company prior to the Class A EGM. The Board of Directors reserve the right to require production of any evidence considered necessary to determine the validity of the notice. Where a duly authorised representative is present at a meeting that Class A shareholder is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Class A shareholder.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, LLC (the “Nasdaq”), which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended September 30, 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2023 Annual Report to shareholders by visiting the “Financial Reports” group under the “Financial Information” section of the Company’s website at https://www.linkagecc.com. If you want to receive a paper or email copy of the Company’s 2023 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relationships contact of the Company at ir@linkagecc.com.

PROPOSAL NO. 1

CLASS B VARIATION

Currently, each holder of Class B ordinary shares of par value US$0.00025 each (the “Class B Ordinary Shares”) is, on a poll, entitled to 20 votes for each Class B Ordinary Share held. The Company is proposing to vary the rights of the Class B Ordinary Shares in such manner and to such extent such that each holder of Class B Ordinary Shares will be, on a poll, entitled to exercise 100 votes for each Class B Ordinary Share held (the “Class B Variation”). Each holder of Class A ordinary shares of par value US$0.00025 each (the “Class A Ordinary Shares”) is and shall remain entitled, on a poll, to one vote for each Class A Ordinary Share held. On a show of hands, every shareholder shall continue to have one vote.

Article 2.8 of the Company’s existing articles of association provides that the right attaching to a class of shares may only be varied if one of the following applies: (a) the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or (b) the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the shareholders holding the issued shares of that class.

The Class B Variation will vary the rights attaching to Class A Ordinary Shares by diluting the voting power of Class A Ordinary Shares. Accordingly, the purpose of the Class A EGM is to seek the approval of Class A shareholders to the Class B Variation and the consequent variation to the rights attaching to the Class A Ordinary Shares by way of special resolution in accordance with Article 2.8 of the Company’s existing articles of association.

The Company has separately asked its sole holder of Class B Ordinary Shares to consent in writing to the Class B Variation and expects to receive such consent prior to the Class A EGM (the “Class B Shareholder Consent”).

If the Class B Variation is approved by holders of Class A Ordinary Shares and Class B Ordinary Shares, separately in accordance with Article 2.8 of the Company’s existing articles of association, then shareholders will be asked to amend the Company’s existing articles of association to, amongst other things, reflect the Class B Variation at the Company’s next extraordinary general meeting, to be held following the Class A EGM on January 27, 2025 at 9:30 a.m., Eastern Time, at 25th Floor, Building A, Sea Lion Intelligent Center, No. 11 Keji East Road, High Tech Zone, Fuzhou City, Fujian Province, People’s Republic of China, or any adjournment thereof (the “EGM”).

RESOLUTIONS TO BE VOTED UPON

The full text of the resolutions to be proposed is as follows:

It is resolved, as a Special Resolution in accordance with Article 2.8 of the Company’s amended and restated articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.00025 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.00025 each are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share they hold is approved..

VOTE REQUIRED FOR APPROVAL

Proposal No. 1 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the Class A EGM by the holders of Class A Ordinary Shares entitled to vote at the Class A EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Class A EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE CLASS B VARIATION.

PROPOSAL NO. 2

CLASS A EGM ADJOURNMENT

Proposal No. 2, if adopted, will allow the Board of Directors to adjourn the Class A EGM to a later date or dates or sine die, if necessary to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of any proposal to be presented at either the Class A EGM or EGM. If Proposal No. 2 is not approved by shareholders, the Board of Directors may not be able to adjourn the Class A EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals to be presented at the Class A EGM or EGM.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as an Ordinary Resolution, to adjourn the Class A EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of all shareholders of the Company scheduled to be held on or about the date of the Class A EGM..

VOTE REQUIRED FOR APPROVAL

Proposal No. 2 will be approved if a simple majority of the total votes properly cast in person or by proxy at the Class A EGM by the holders of Class A Ordinary Shares entitled to vote at the Class A EGM vote “FOR” the proposal. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Class A EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE CLASS A EGM ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Class A EGM. If any other matters properly come before the Class A EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: January 10, 2025	/s/ Zhihua Wu
Zhihua Wu
Chairman of the Board of Directors